

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 10, 2017

<u>Via E-mail</u>
Dr. Bassil Dahiyat
President and Chief Executive Officer
Xencor, Inc.
111 West Lemon Avenue
Monrovia, CA 91016

Re: Xencor, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-36182

Dear Dr. Dahiyat:

We have reviewed your August 3, 2017 response to our comment letter and have the following comment.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Notes to Financial Statements</u>
<u>1. Summary of Significant Accounting Policies</u>
<u>Collaborative Research and Licensing Agreements</u>
<u>Novartis, page 82</u>

1. Refer to our prior comment. Please provide us the following additional information to further support your determination that future co-development funding for XmAb1405 and XmAb13676 was not priced at a significant and incremental discount:
   - The fair value of your commercialization rights in the U.S. for XmAb14045 and XmAb13676 and explain how the fair value was determined;
   - How you considered the relinquishment of your commercialization rights in the U.S. to Novartis for no additional consideration, if you were to opt out of your funding obligations; and
   - How you considered your total funding obligations during any 12-month period as compared to the fair value of the agreement, when determining that such obligations are not material.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Sharon M. Blume *for*

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance